UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                            (Amendment No. 12)*

                             BGS SYSTEMS, INC.
                             (Name of Issuer)

                       COMMON STOCK $.10 PAR VALUE
                      (Title of Class of Securities)

                              55-44-2107
                            (CUSIP Number)


  Check the following box if a fee is being paid with this
  statement /    /.  (A fee is not required only if the filing
  person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





















  CUSIP No. 55-44-2107

  1.      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Harold S. Schwenk, Jr.
          ###-##-####
  ------------------------------------------------------------------------
  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)     /     /
     (b)    /     /
  ------------------------------------------------------------------------
  3. SEC USE ONLY


  ------------------------------------------------------------------------
  4. CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
  ------------------------------------------------------------------------

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
  WITH

  5. SOLE VOTING POWER
     1,035,077 (12/31/97)
     ------------------------------------------------------------------
  6. SHARED VOTING POWER
       N.A.
     ------------------------------------------------------------------
  7. SOLE DISPOSITIVE POWER
       1,035,077 (12/31/97)
     ------------------------------------------------------------------
  8. SHARED DISPOSITIVE POWER
       N.A.
     ------------------------------------------------------------------
  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
       1,229,150 (12/31/97)
  ------------------------------------------------------------------------
  10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*     / /


  ------------------------------------------------------------------------
  11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          19.5% (12/31/97)
  ------------------------------------------------------------------------

  12.     TYPE OF REPORTING PERSON
          IN


  Item 1.

  (a)     Name of Issuer
          BGS Systems, Inc.

  (b)     Address of Issuer's Principal Executive Offices:
          One First Avenue
          Waltham, MA  02254-9111

  Item 2.

  (a)     Name of Person Filing
          Harold S. Schwenk, Jr.

  (b)     Address of Principal Business Office
          c/o  BGS Systems, Inc.
          One First Avenue
          Waltham, MA  02254-9111

  (c)     Citizenship
          United States of America

  (d)     Title of Class of Securities
          Common Stock $.10 Par Value

  (e)     CUSIP Number
          55-44-2107

  Item 3. Type of Reporting Person: See Item 12 of Cover Page

  Item 4. Ownership

  (a) Amount Beneficially Owned: Harold S. Schwenk, Jr. may be deemed beneficial owner of 1,229,150 shares of Issuer.

  (b)     Percent of Class:  19.5%

  (c) Dr. Schwenk may be deemed to own beneficially within the meaning of Rule 13d-3, 1,229,150 shares of Issuer as follows:

  1) 916,317 shares registered in his name of which Dr.
  Schwenk has sole voting and dispositive power.


  2) 100,000 shares which Dr. Schwenk has the right to acquire within 60 days of December 31, 1997 through the exercise of options of which Dr. Schwenk has sole voting and dispositive power.

  3) 182,503 shares registered in the name of The Schwenk Family Remainder Trust - 1995 with respect to which shares Dr. Schwenk s wife and an unrelated trustee serve as trustees and have shared power to vote and control the disposition. (Dr. Schwenk disclaims beneficial ownership of these shares).

  4) 6,470 shares held by Dr. Schwenk's wife. (Dr. Schwenk disclaims beneficial ownership of these shares and has no voting or dispositive power with respect thereto).

  5) 18,360 shares held by Dr. Schwenk as custodian for his daughters. Dr. Schwenk has voting and investment power as to these shares. (Dr. Schwenk disclaims beneficial ownership of these shares).

  6) 400 shares held by Dr. Schwenk as custodian for one of his sons. Dr. Schwenk has voting and investment power as to these shares. (Dr. Schwenk disclaims beneficial ownership of these shares).


  7) 5,100 shares held by Dr. Schwenk's wife as custodian for their son. (Dr. Schwenk disclaims beneficial ownership of these shares and has no voting or dispositive power with respect thereto).

  Item 5. Ownership of Five Percent or Less of a Class:  Not
  Applicable

  Item 6. Ownership of More Than Five Percent on Behalf of
  Another Person:  Not Applicable.

  Item 7. Identification and classification of the Subsidiary which Acquired the Security Being Reported on by the Parent
  Holding Company:  Not Applicable.

  Item 8. Identification and Classification of Members of the
  Group:  Not Applicable.

  Item 9. Notice of dissolution of Group:  Not Applicable.

  Item 10.  Certification

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





  SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                    Date:  January 14, 1998

                    /S/Harold S. Schwenk, Jr.
                    --------------------------
                    Signature

                    Harold S. Schwenk, Jr.
                    Director, Chief Executive Officer
                    and President
                    ----------------------------------------
                    Name/Title